UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                        _____________________

                            AMENDMENT NO. 2

                              SCHEDULE 13D

                                  Under

                  THE SECURITIES EXCHANGE ACT OF 1934

                        _____________________

                    VALLEY FINANCIAL CORPORATION
                           (Name of Issuer)

                     COMMON STOCK, NO PAR VALUE
                   (Title of Class of Securities)
                               919629105
                             (CUSIP Number)

                       _______________________

                          Mr. A. Wayne Lewis
          Executive Vice President and Chief Operating Officer
                     Valley Financial Corporation
                         36 Church Ave., S.W.
                          Roanoke, VA 24011
                           (540) 342-2265

                     (Name, Address and Telephone
                    Number of Person Authorized to
                 Receive Notices and Communications)

                        ______________________

                           November 4, 1996
                    (Date of Event which Requires
                       Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 1 8 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                           CUSIP No.919629105
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(1)  Name of Reporting Person.
     S.S. or I.R.S. Identification Nos.
     of Above Person

     George W. Logan                     SS# ###-##-####
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(2)  Check the Appropriate Box if a Member          (a) [ ]
     of a Group (See Instructions)                  (b) [X]
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(3)  SEC Use Only
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(4)  Source of Funds (See Instructions)
                                                       PF
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(5)  Check if Disclosure of Legal Proceedings          [ ]
     is Required Pursuant to Items 2(d) or 2(e)
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(6)  Citizenship or Place of Organization

     United States
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Number of Shares                   (7)    Sole Voting
     Beneficially Owned                   Power        86,000 shares
     by Each Reporting             (8)    Shared Voting
     Person With                          Power             0 shares
                                   (9)    Sole Dispositive
                                          Power        86,000 shares
                                   (10)   Shared Dispositive
                                          Power             0 shares
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(11)  Aggregate Amount Beneficially Owned
      by Each Reporting Person                      86,000 shares
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(12)  Check if the Aggregate Amount in Row	                  [ ]
      (11) Excludes Certain Shares (See Instructions)
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(13)  Percent of Class Represented by Amount in Row(11)
                                                             8.92%
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(14)  Type of Reporting Person (See
      Instructions)
                                                             IN
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ITEM 1.  Security and Issuer

   The class of securities to which this statement relates is Common Stock, no par value, of Valley Financial Corporation ("VFC"), a corporation organized under the laws of Virginia and registered under the Bank Holding Company Act of 1956, as amended. VFC's address is 36 Church Ave., S.W., Roanoke, Virginia 24011. VFC's Common Stock is registered under Section 12(g) of the Securities Exchange Act of 1934, effective June 25, 1996.


ITEM 2.  Identity and Background

   This statement is being filed by George W. Logan. Mr. Logan is Chairman of Warsaw Industrial Centers I, 310 First Street, S.W., Roanoke, Virginia 24011, which is engaged in the development and leasing of state of the art commercial distribution warehouses in Warsaw, Poland, since December 1992. Mr. Logan's residence address is 300 Pine Street, Salem, Virginia 24153. Mr. Logan is a citizen of the United States.

   Mr. Logan has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, Mr. Logan has not, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Logan being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  Source and Amount of Funds or Other Consideration

   All shares of Common Stock of VFC beneficially owned by Mr. Logan were acquired with Mr. Logan's personal funds. No part of the purchase price is or has been represented by funds borrowed or otherwise obtained for the purpose of holding, trading or voting the securities.


ITEM 4.  Purpose of Transaction

   The shares of Common Stock of VFC beneficially owned by Mr. Logan were acquired pursuant to VFC's initial public offering, which closed on July 14, 1995, in open market transactions conducted since that date through Scott & Stringfellow, Inc., a registered broker-dealer which is a market maker for VFC Common Stock, and in two privately negotiated transactions. Mr. Logan is Chairman of the Board of Directors of VFC and its wholly owned subsidiary, Valley Bank, N.A., and such shares are being held for investment purposes.


ITEM 5.     Interest in Securities of the Issuer

   (a)  Mr. Logan is the beneficial owner of 86,000 shares of VFC
Common Stock, which represent approximately 8.92% of VFC's issued and outstanding Common Stock.

   (b) Mr. Logan has sole voting power and sole dispositive power with respect to all such 86,000 shares of VFC Common Stock of which he is the beneficial owner.

   (c) Mr. Logan has had the following transactions in VFC Common Stock during the past sixty days: (i) 500 shares purchased at $10.00 per share on September 13, 1996; and (ii) 500 shares purchased at $9.75 per share on November 4, 1996. The first purchase of 500 shares on September 13, 1996, was a privately negotiated transaction. The second purchase of 500 shares on November 4, 1996, was made in the open market through Scott & Stringfellow, Inc., a registered broker-dealer which is a market maker for VFC Common Stock.

   (d)  Not applicable.

   (e)  Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

   None.


ITEM 7.  Material to Be Filed as Exhibits

   None.



                               SIGNATURE


   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 7, 1996                    /S/George W. Logan
Date